Brian D. McCabe

(617) 951 7801

brian.mccabe@ropesgray.com

April 27, 2015

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4720

Attention: Ashley Vroman-Lee

Re:	John Hancock Funds II (the “Trust”) - File No. 333-203079
Registration Statement on Form N-14

Dear Ms. Vroman-Lee,

On behalf of the Trust, we submit this letter in response to comments received by telephone on April 22, 2014 from the staff (the “staff”) of the Securities and Exchange Commission (the “SEC”) with respect to the registration statement on Form N-14 (the “Registration Statement”) relating to the registration of shares of John Hancock Global Equity Fund, a series of the Trust (the “Acquiring Fund”), in connection with the reorganization of John Hancock Global Opportunities Fund, a series of John Hancock Investment Trust (the “Acquired Fund”), with and into the Acquiring Fund (the “Reorganization”). The Registration Statement was filed with the SEC on March 27, 2015, accession no. 0001133228-15-001407.

For convenience, we have set forth each comment below, followed by the Trust’s response. Capitalized terms not otherwise defined have the same meaning as given in the Registration Statement.

Securities and Exchange Commission	- 2 -	April 27, 2015

General

1.	Comment. Please confirm that the definitive filing will include all material information missing from the Registration Statement.

Response. The Trust confirms that the definitive filing will include all such material information.

Part A – Proxy Statement/Prospectus

2.	Comment. In the letter to shareholders, under “Advantages of the proposed merger,” please revise the bullet reading “Solid historical performance” in light of the fact that the Acquiring Fund has only approximately one-year of performance history.

Response. The Trust has made the requested change and has revised the bullet to read as follows:

“Solid ~~historical~~ performance. Although past performance does not guarantee future results, ~~as of December 31, 2014,~~  since its inception on May 17, 2013, John Hancock Global Equity Fund has outperformed your fund by 5.83% (as of March 31, 2015).”

3.	Comment. In the section before the table of contents entitled “Rationale for the reorganization,” please disclose numerically the Acquiring Fund performance relative to the Acquired Fund.

Response. The Trust has made the requested change and has revised the disclosure in this section as follows:

“Although past performance does not guarantee future performance, as of March 31, 2015, since its inception on May 17, 2013, Global Equity Fund has outperformed your fund by 5.83%.”

4.	Comment. In the section entitled “Comparison of Fund Classes, Expenses, Advisory Arrangements and Distribution Plans,” under “Comparison of expenses,” for the portion of the table located at the top of page 8, please confirm whether the heading in the second column should read “Global Opportunities Fund Class B” rather than “Global Opportunities Fund Class A.”

Response. The Trust confirms that the column heading should read as suggested and has revised the column heading as follows: “Global Opportunities Fund Class ~~A~~B”

5.	Comment. On p. 23 under the section “Tax status of the Reorganization,” please provide an estimated percentage of the Acquired Fund’s portfolio securities that will be sold in advance of the Reorganization.

Securities and Exchange Commission	- 3 -	April 27, 2015

Response. The Trust has revised the disclosure on p. 23 to indicate that it is not expected that the Acquired Fund will sell any securities in connection with, but prior to the Reorganization.

6.	Comment. On p. 23 under the section “Tax status of the Reorganization,” please provide estimated total and per share brokerage costs for the sale of the Acquired Fund’s portfolio securities in advance of the Reorganization.

Response. The Trust has revised the disclosure on p. 23 to indicate that it is not anticipated that any brokerage costs will be incurred in connection with, but prior to the Reorganization.

7.	Comment. On p. 23 under the section “Tax status of the Reorganization,” please disclose, as of a recent date, the estimated total and per share impact to shareholders of capital gains or capital losses as a result of the sale of the Acquired Fund’s portfolio securities in advance of the Reorganization.

Response. The Trust has revised the disclosure on p. 23 to indicate that it is not anticipated that any capital gains or losses will result from the sale of portfolio securities in connection with, but prior to the Reorganization.

Tandy

8.	Comment. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the fund and its management are in possession of all facts relating to the fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that: the fund is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing; and the fund may not assert this action as defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Response. The Trust accepts responsibility for the adequacy and accuracy of the disclosure in the Registration Statement that is the subject of this letter. The Trust acknowledges that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing. The Trust further acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

* * * * *

Securities and Exchange Commission	- 4 -	April 27, 2015

We hope that the foregoing responses adequately address the staff’s comments. The Trust, on behalf of the Acquiring Fund, intends to file a definitive Registration Statement that will reflect the above responses to the staff’s comments. Should you have any further questions or comments, please do not hesitate to contact me at the number referenced above.

Very truly yours,

/s/ Brian D. McCabe

Brian D. McCabe

cc: Nicholas J. Kolokithas

Thomas W. Dee